Supplement to Prospectus Supplement Dated February 23, 2007 (To prospectus dated June 16, 2006) ____________________________
NovaStar Mortgage Funding Trust, Series 2007-1	$69,887,000
NovaStar Mortgage, Inc. Sponsor and Servicer
NovaStar Mortgage Funding Corporation Depositor _________________________	NovaStar Home Equity Loan Asset-Backed Certificates, Series 2007-1

This supplement (the “Supplement”) updates the prospectus supplement dated February 23, 2007 to the prospectus dated June 16, 2006 (the “Prospectus Supplement”) that has been issued with respect to the sale of certain NovaStar Home Equity Loan Asset-Backed Certificates, Series 2007-1 (the “Certificates”), as described below.

Offering Information	Initial Aggregate Certificate Balance	Pass-Through Rate	Price to Public	Underwriting Discount	Proceeds to the Company
Class M-4 Certificates	$37,777,000	LIBOR + 0.55000%(1)	98.66285%	0.25000%	$37,177,422
Class M-5 Certificates	$32,110,000	LIBOR + 0.60000%(1)	98.48940%	0.25000%	$31,544,671
Total	$69,887,000				$68,722,093

(1)	Subject to increase as described in the Prospectus Supplement and subject to a related available funds cap rate described therein and a maximum rate of 11%.

Subject to the terms and conditions set forth in an underwriting agreement, dated February 23, 2007, among the sponsor, the depositor and the underwriters named below, the depositor has agreed to sell to the underwriters and each of the underwriters has severally agreed to purchase from the depositor, the principal amount of the Class M-4 and Class M-5 Certificates set forth opposite its name below:

	Class M-4 Certificates	Class M-5 Certificates
Underwriter	Principal Amount	Principal Amount
Deutsche Bank Securities, Inc.	$ 15,110,800	$ 12,844,000
Greenwich Capital Markets, Inc.	11,333,100	9,633,000
Wachovia Capital Markets, LLC	11,333,100	9,633,000
Total	$ 37,777,000	$ 32,110,000

The Class M-4 and Class M-5 Certificates are being underwritten by the underwriters, and all references in the Prospectus Supplement to the “underwritten certificates” include the Class M-4 and Class M-5 Certificates.

Proceeds to the company from the sale of the Class M-4 and Class M-5 Certificates are expected to be approximately $68,722,093. The Class M-4 and Class M-5 Certificates will be purchased by the underwriters on or about February 28, 2007.

The depositor has been advised that the underwriters propose to offer the Class M-4 and Class M-5 Certificates to the public at the offering price set forth above and to dealers at those prices less a selling concession not to exceed the percentage of the certificate denomination set forth below, and that the underwriters may allow and such dealers may reallow a reallowance discount not to exceed the percentage of the certificate denomination set forth below:

Class	Selling Concession	Reallowance Discount
M-4	0.1500000%	0.0600000%
M-5	0.1500000%	0.0600000%

This Supplement does not contain complete information about the Class M-4 and Class M-5 Certificates. Additional information is contained in the Prospectus Supplement dated February 23, 2007 prepared in connection with the issuance of the Certificates and in the prospectus dated June 16, 2006. You are urged to read this Supplement, the Prospectus Supplement and the prospectus in full.

Deutsche Bank Securities	RBS Greenwich Capital	Wachovia Securities

(Joint Lead Managers and Joint Book-Runners)

The date of this Supplement is February 27, 2007